UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 21, 2023, Prime Number Capital LLC, as the representative of the underwriters of the initial public offering (“Offering”) of Alpha Technology Group Limited (the “Company”), fully exercised the over-allotment option to purchase an additional 262,500 ordinary shares at the public offering price of $4.00 per share (the “Option”). As a result, the Company raised gross proceeds of approximately US$1 million, in addition to the previously announced gross proceeds of approximately US$7 million, before deducting underwriting discounts and offering expenses. The closing for the over-allotment shares took place on November 21, 2023.

A copy of the press release announcing the underwriters’ exercise of the Option is attached as Exhibit 99.1 and incorporated herein by reference. For more information regarding the Offering, please refer to the Company’s Current Report on Form 6-K furnished on November 3, 2023.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Exhibit No.	Description
99.1	Press Release on the underwriters’ exercise of the over-allotment option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Limited

Date: November 22, 2023	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president

2